Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended March 31,
	Basic		Diluted
	2015	2014	2015	2014
Average number of common shares outstanding	60,508	59,263	60,508	59,263
Average common shares due to assumed conversion of stock options	—	—	1,888	1,887
Total shares	60,508	59,263	62,396	61,150

Income from continuing operations	$27,079	$18,744	$27,079	$18,744
Income from discontinued operations, net of income taxes	217	299	217	299
Net income	27,296	19,043	27,296	19,043
Net loss attributable to non-controlling interest	(10)	(4)	(10)	(4)
Net income attributable to Pinnacle Entertainment, Inc.	$27,306	$19,047	$27,306	$19,047

Per share data:
Income from continuing operations	$0.45	$0.32	$0.44	$0.31
Income from discontinued operations, net of income taxes	—	—	—	—
Net income per share	$0.45	$0.32	$0.44	$0.31